SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Director/PDMR Shareholding

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) AND CONNECTED PERSONS

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

Prudential plc was notified on 16 May 2014 that certain transactions by PDMRs in the Company's ordinary shares of 5p each and ADRs took place on 16 May 2014 in London and New York (details of which are set out below):

Disposal of ordinary shares of 5p each

Name	Beneficial interest in shares before sale	Shares disposed of	Price shares sold at £	% of Issued Share Capital disposed	Total beneficial (and percentage) holding following notification	Number of shares held subject to performance conditions	Total number of shares held (beneficial and subject to performance conditions)
T Thiam	1,064,284	380,000	13.981	0.015%	684,284 (0.027%)	1,198,437	1,882,721
M McLintock	512,275	72,188	13.981	0.003%	440,087 (0.017%)	138,253	578,340
N Nicandrou	402,806	116,106	13.981	0.005%	286,700 (0.011%)	440,303	727,003
M Coltman	143,668	55,000	13.981	0.002%	88,668 (0.003%)	191,824	280,492
J Foley	360,261	140,000	13.981	0.005%	220,261 (0.009%)	486,613	706,874
P Goerke	154,774	62,800	13.981	0.002%	91,974 (0.004%)	296,738	388,712
J Murray	58,036	13,139	13.981	0.001%	44,897 (0.002%)	251,729	296,626

[1] Of these 55,000 shares 50,000 will be disposed of and 5,000 shares will be gifted to charity. As required under DTR 3.1.3(7) the market price on the day of the transaction for the shares gifted to charity was £14.01.

Disposal of ADRs

Name	Beneficial interest in ADRs before sale	ADRs disposed of	Price ADRs sold at $	% of Issued Share Capital disposed	Total beneficial (and percentage) holding following notification	Number of ADRs subject to performance conditions	Total number of ADRs held (beneficial and subject to performance conditions)
B Stowe	245,392	108,000	46.932	0.008%	137,392 (0.011)	218,687	356,079
M Wells	368,267	150,000	47.004	0.012%	218,267 (0.017%)	455,468	673,735

Additional Information

Prudential plc ADRs are issued at a ratio of 1 ADR being equal to 2 Prudential plc ordinary shares of 5p each.

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

19 May 2014

Name of contact and telephone number for queries:

Jennie Webb, Share Plans Manager, 020 7548 2027

Name of duly authorised officer of issuer responsible for making notification:

Stefan Bort, Deputy Group Secretary, 020 7548 2115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 19 May 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Stefan Bort

Stefan Bort
Deputy Group Secretary